Exhibit 99.1
Computation of ratio of earnings to fixed charges

First quarter 2010
$ million, except ratio
Profit before taxation	9,378

Group’s share of income in excess of dividends of equity-accounted entities	(669)

Capitalized interest, net of amortization	11

Profit as adjusted	8,720

Fixed charges:

Interest expense	144
Rental expense representative of interest	312
Capitalized interest	51

507

Total adjusted earnings available for payment of fixed charges	9,227

Ratio of earnings to fixed charges	18.2

26